SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

THE JOINT VENTURE BETWEEN PORTUGAL TELECOM AND TELEFÓNICA MÓVILES
BOOSTS ITS LEADERSHIP IN BRAZIL BY
EXECUTING AN AGREEMENT TO ACQUIRE TELE CENTRO OESTE

  The Joint Venture between Portugal Telecom and Telefónica Móviles in Brazil has extended its lead in the Brazilian wireless market through the acquisition of TCO.

  As of 31st December 2002 the Joint Venture, including TCO has over 16.81 million users representing approximately 54% share of the Brazilian market.

  The Joint Venture, through its subsidiaries is the leading wireless operator in Brazil, including the key markets of São Paulo, Rio de Janeiro and Brasilia.

  As a result of this acquisition, the Joint Venture Company has further reinforced its convincing lead in the Brazilian wireless market and now has over eleven million more subscribers than the number two player.

  TCO is the leader in the Midwestern and Northern regions of Brazil, with a subscriber base of about 3 million users and an EBITDA margin of 43% in September 2002, solid balance sheet and a strong Free Cash Flow generation. TCO’s coverage spans over 400 cities, including Brasilia. Post this transaction the Joint Venture is operational in States that represent 80% of the Brazilian GDP, and assures full coverage in major cities.

  The Joint Venture will be able to bring to bear its considerable wireless expertise and that of its shareholders in developing and coordinating the most advanced products and services to increase its product and service offering with enhanced quality whilst improving the profitability of TCO´s operations, reducing costs, increasing users’ loyalty and improving market share.

  The proposed acquisition of 100% of TCO will be carried out by the Joint Venture´s subsidiary Telesp Celular Participações and will take place in three stages: the acquisition of the common shares held by Fixcel, which represent 61.1% of TCO’s voting capital; a public offering to the holders of common shares and the incorporation of TCO by TCP through a merger of shares for the remaining shares.

  The Joint Venture has structured the payment schedule to the sellers to match cash flow generation and is confident that it will be able to finance the acquisition through a combination of cash on the balance sheet as of 31st December 2002, internally generated cash flow and local financing in Brazilian Reais. Thus substantially limiting any additional exposure.

Lisbon, Madrid, São Paulo, January 16, 2003 – The Brazilian Joint Venture between Portugal Telecom and Telefónica Móviles, a subsidiary of the Telefónica Group, have entered into an agreement with the Brazilian company Fixcel (controlled by the Splice Group) to acquire control of Tele Centro Oeste Participações S.A (“TCO”), a Brazilian mobile telephone operator. The acquisition will be carried out by Telesp Celular Participações (“TCP”).

The Joint Venture will consolidate its leading position and its competitive position in the Brazilian market, reaching over 16.82 million users and a market share in excess of 50%. The Joint Venture will have approximately 11 million users more than the second mobile carrier in Brazil. All this in a highly competitive market with the presence of several carriers in each region.

“This consolidates our lead in Brazil,” said Miguel Horta e Costa, CEO of Portugal Telecom, “we have built an unassailable lead in what is set to become a more competitive market place this year. The joint venture company has hit the ground running and this acquisition not only adds almost ten percentage points to our nationwide market share but is cash flow accretive and will be funded from domestic cash flows and thus will not be increasing our exposure. TCO operates in markets that are key to our penetration of the Corporate and high ARPU subscribers who have specific roaming needs.”

Antonio Viana Baptista, Chairman and CEO of Telefónica Móviles, said “TCO is a company with a solid financial situation, a management that has delivered excellent operating margins and a strong and positive Free Cash Flow. We are buying a leader with a very solid client base, thereby strengthening our leadership. The Joint Venture now has three times more subscribers than the second largest player. The acquisition will increase the Joint Venture’s capacity to capture synergies from its current operations, whilst providing a strong platform for the most advanced products and services in Brazil. All this will have very positive effects on the Company’s profitability.” And he added: “All this is being achieved in addition to substantially limiting additional shareholders’ exposure to Brazil.”

Antônio Beldi stated that “This transaction represents an important step for the strengthening and consolidation of TCO’s leadership position, which now integrates the largest cellular group in Brazil. It also highlights the recognition of the achievements of TCO and its management since its privatization, having grown from 420 thousand subscribers to more than 3 million, as well as its outstanding operational performance as reflected by its numbers.”

Tele Centro Oeste

Tele Centro Oeste has about 3 million users and reached, in the first nine months of 2002, revenues of R$ 1,117 million (320 million euros), EBITDA of R$ 481 million (138 million euros), and an EBITDA margin of 43%. Its client base more than doubled since 1997, while the ARPU has been constantly showing improvements during the whole year 2002, through a strategy based on earning the loyalty of the most profitable users. The Company has a well-established network of over 24,000 points of sale, distribution and recharging, and coverage of over 400 cities.

Tele Centro Oeste is present in 11 states and the country’s capital that are contained in the two Brazilian cellular regions. The group consists of two wireless operators, one operating the name TCO is leader in the midwestern region, which includes the cities of Brasilia and Goiânia, with over 75% market share (the highest share anywhere in Brazil). The second operator, Norte Brasil Telecom (NBT), has a B-Band license (license that gave NBT the right to operate in the respective region later than Band A licenses, such as the one TCO has) in the North of the country, including cities such as Manaus and Belém. In a short period of time, NBT has reached a 37% market share, and is the first B-Band carrier to achieve positive net income.

Tele Centro Oeste’s geographical presence covers a potential market of over 31 million inhabitants, the equivalent of more than 18% of Brazil’s total population, with a GDP equivalent to 12% of the whole country. A market still characterized as low level of mobile telephony penetration (20% in the Midwest and 9% in the North).

With this acquisition, the Joint Venture between Portugal Telecom and Telefónica Móviles will extend its presence to virtually the entire Brazilian market, covering 80% of the country’s GDP and 86% of the Brazilian territory. This allows the Joint Venture to capture further synergies in cost reduction and to increase the loyalty level of the users as well as its participation in new mobile telephone user additions in Brazil, especially among companies and high ARPU levels.

In addition, based on its choice of technology, the Joint Venture assures the leadership in the development process of new generations of mobile telephony products and services for the Brazilian market, especially in the data transmission and mobile Internet segments, by implementing a CDMA digital coverage in the regions where it will operate.

The Operation

The acquisition is pending approval of the Brazilian authorities, including ANATEL, and it is aimed at acquiring the control of 100% of TCO, in 3 stages:

  First, the Joint Venture, through its subsidiary Telesp Celular Participações, will acquire common shares representing 61.1% of TCO’s voting capital. The controlling block acquisition price will be fixed at R$ 1,408 million (404 million euros). This price, in any case, is subject to due diligence. This amount is payable over time on a pre-agreed payment schedule.

  TCP will then make a public offering to the other minority shareholders of TCO’s common shares, pursuant to Brazilian legislation on capital markets which affords voting shareholders certain tag-along rights.

  Finally TCP will incorporate TCO in its group through a merger of shares, offering TCO remaining shareholders, non-voting stock of Telesp Celular Participações.

This acquisition will be financed through a combination of cash already available on the balance sheet of the Companies of the Joint Venture, cash flow generation and local market Real debt finance. It is not expected that the Joint Venture will require financial support from its shareholders to fund this acquisition.

The JV was advised on this transaction by Banco Espírito Santo and Credit Suisse First Boston.

This information is also available on PT's website www.telecom.pt.

Contact:

Zeinal Bava, PT Group Chief Financial Officer
zeinal.bava@telecom.pt

Vitor Sequeira, PT Group Head of Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

1 Estimate for December 31, 2002.

2 Estimate for December 31, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.